

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Philip Rodoni
Chief Executive Officer
Rubicon Technologies, Inc.
100 West Main Street Suite #610
Lexington, KY 40507

> **Re: Rubicon Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2023**
> **File No. 333-269646**

Dear Philip Rodoni:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Cover Page

1. Please disclose on the prospectus cover page that the purchase price of the shares under the Standby Equity Purchase Agreement is 97% of the lowest daily VWAP of the Class A common stock during the three trading days following a notice to sell to the Yorkville Investor. Disclose whether there is a floor price.

General

2. Where you discuss the Standby Equity Purchase Agreement ("SEPA"), please highlight that you may not have access to the full $200 million amount available under the SEPA. Among other things, highlight that you are only registering 31,810,075 Class A shares issuable pursuant to the SEPA because you would have to obtain shareholder approval

under NYSE listing rules in order to issue more than 32,010,075 shares of Class A common stock pursuant to the SEPA (19.9% of the issued and outstanding common stock immediately prior to the signing of the SEPA). Disclose how much of the $200 million maximum amount you could receive from selling 31,810,075 Class A shares under the SEPA based upon your most recent share price. Also disclose the total number of shares you would have to issue to obtain the $200 million maximum amount under the SEPA based upon your most recent share price.

3. You disclose that you may not issue or sell any Class A shares to YA II PN, Ltd. (the "Yorkville Investor") under the SEPA if the shares, when aggregated with all other Class A shares beneficially owned by the Yorkville Investor and its affiliates, would result in the Yorkville investor owning more than 9.99% of the company's outstanding Class A shares. Disclose the purpose of this limitation. Highlight that the 9.99% beneficial ownership cap does not prevent the Yorkville Investor from selling some or all of the Class A shares it acquires and then acquiring additional shares, and accordingly, the Yorkville Investor will be able to sell shares in excess of the 9.99% beneficial ownership cap while never holding more than 9.99% of the company's outstanding Class A shares at any given time.

4. Please revise your discussion of the material terms of the Insider Convertible Debentures to also disclose the lock-up agreements that prevent the holders from reselling the shares underlying their Insider Convertible Debentures during their 18-month term unless and until the Yorkville Investor has completely sold all shares underlying its $17 million principal amount of convertible debentures. Discuss how this may impact the amount of Insider Convertible Debentures that are still outstanding and payable by the company on their maturity dates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Blankenship, Esq.